2000 PENNSYLVANIA AVE., NW WASHINGTON, D.C. 20006-1888 TELEPHONE: 202.887.1500 FACSIMILE: 202.887.0763 WWW.MOFO.COM

MORRISON FOERSTER LLP

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May 27, 2016

BY EDGAR AND COURIER

Ms. Sonia Gupta Barros

Ms. Sara von Althann

Mr. Mark Rakip

Mr. Eric McPhee

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MedEquities Realty Trust, Inc.

Amendment No. 3 to Registration Statement on Form S-11

Filed May 5, 2016

File No. 333-206490

Dear Ms. Barros and Ms. von Althann and Messrs. Rakip and McPhee:

This letter is submitted on behalf of MedEquities Realty Trust, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 18, 2016 (the “Comment Letter”) with respect to the Company’s Amendment No. 3 to the Registration Statement on Form S-11, which was filed on May 5, 2016 (“Amendment No. 3”). The Company is concurrently filing via EDGAR today Amendment No. 4 to the Registration Statement on Form S-11 (“Amendment No. 4”), which includes changes to Amendment No. 3 in response to the Staff’s comment, as well as other changes. We have enclosed with this letter a marked copy of Amendment No. 4, which reflects all changes to Amendment No. 3.

For your convenience, the Staff’s comments set forth in the Comment Letter have been reproduced in bold and italics herein with the Company’s responses immediately. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 3, and page references in the responses below refer to Amendment No. 4.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 82

1.	We note that for the interim period ended March 31, 2016, aggregate distributions exceeded net cash provided by operating activities. Please revise your disclosure to identify the source of distributions to the extent aggregate distributions exceed net cash provided by operating activities.

Response to Comment No. 1

In response to the Staff’s comment, the Company has added disclosure on page 83 to note that, to the extent the Company’s cash distributions to stockholders exceed its cash flows from operating activities for any period, the Company expects to fund such excess distributions with available cash on hand, which the Company did in the first quarter of 2016. The Company’s operating cash flows for the first quarter of 2016 were negatively impacted by the decrease in deferred revenues of $2.3 million (a net change of $1.9 million when compared to the first quarter of 2015), which resulted from the early payment of some January 2016 rents in December 2015. The early receipt of the January 2016 rents increased operating cash flows during the fourth quarter of 2015 and resulted in a higher cash and cash equivalents balance at the beginning of the first quarter of 2016, as reflected in the consolidated statement of cash flows. If these deferred revenues had been paid in the month in which they were due, the Company’s cash flows from operating activities for the first quarter of 2016 would have exceeded cash dividends paid to stockholders. Instead, the excess of dividends paid is shown as having been funded from the available cash and cash equivalents on hand. As noted on page 83, the Company expects that, on an annual basis, its cash flows from operating activities will exceed its cash dividends to stockholders.

Notes in Interim Consolidated Financial Statements

Note 3. Real Estate Intangibles, page F-17

2.	We note you updated your purchase price allocation related to the October 1, 2015 acquisition of the Vibra Rehabilitation Hospital of Amarillo to record intangible lease assets based on information as of the acquisition date. Please tell us the circumstances that led to your determination that such above-market lease intangibles existed given the significance of the intangible lease assets to the property’s total acquisition price, as well as the terms of the underlying lease to which such intangibles relate to support the weighted average life of approximately 14.5 years as of March 31, 2016.

Response to Comment No. 2

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s purchase price for the Vibra Rehabilitation Hospital of Amarillo (the “Amarillo Property”) was based on an earnings before interest, taxes, depreciation and rent (“EBITDAR”) coverage ratio of 1.5 times and an initial lease yield of 8.75%, applied to the trailing 12-month EBITDAR of the Amarillo Property. The determination of the existence and value of the above-market lease intangible in the Company’s acquisition of the Amarillo Property included estimating the market rent using the income, cost, and sales comparison approaches. In estimating the market rent, the market lease type and term were considered with assumptions made for market rent, escalations and term. The projected financial performance of the Amarillo Property was also considered.

The market rent conclusion was based primarily on an EBITDAR coverage ratio analysis for similar facilities. It is commonly accepted industry practice to analyze inpatient rehabilitation facilities based on the facility’s ability to cover lease payments, which is measured by the EBITDAR coverage ratio. The Amarillo Property’s projected operating cash flows, which were considered reasonable based on operating results at the time of acquisition, were compared to the industry benchmark data for similar facilities. The Amarillo Property’s results from this analysis were below the industry EBITDAR coverage ratio benchmark of approximately 1.8 times.

The EBITDAR coverage ratio benchmark was determined based on analysis of recent market transactions and discussions with market participants. A return on cost analysis was also completed in which market rent was derived by applying a market-based direct capitalization rate of 7.5% applied to the cost approach-indicated total property value less management and vacancy losses. Further, recently signed lease rates for comparable facilities in Texas were used to estimate a market rent on a per square foot basis. The market rents estimated from these approaches were reconciled to a final market rent estimate.

The Amarillo Property’s contract rent and the market rent estimate were projected through the end of the lease term and then discounted back to present value using a market-based discount rate of 10%. The discounted market rent was lower than the discounted Amarillo Property’s contract rent, resulting in an above-market lease value. It should be noted that the renewal options, which are at contractual rents growing at 3% annually, were also considered to be at above-market rates. Therefore, these renewal options were excluded from this analysis since the tenant could not reasonably be expected to exercise any of the renewal options at this time.

This valuation analysis was completed in late March 2016 and yielded an above-market lease intangible value of approximately $7.6 million. The Company recorded the effects of this purchase price allocation, including recognition of the above-market lease intangible, in its interim consolidated financial statements for the quarter ended March 31, 2016 in accordance with the accounting guidance in the Accounting Standards Codification Topic 805, Business Combinations and Accounting Standards Update No. 2015-16, “Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments” that was adopted by the Company on January 1, 2016.

Upon closing of the acquisition on October 1, 2015, the Company leased 100% of the Amarillo Property to the existing tenant pursuant to a triple-net lease with a 15-year term and three five-year renewal options. The initial 15-year term of this lease is the basis for the useful lives of the aggregate $7.9 million in intangible assets recognized in the Amarillo Property acquisition, which had 14.5 months remaining as of March 31, 2016. As noted above, the renewal options were not assumed to be exercised by the tenant because the options were determined to be above market.

The Company respectfully believes that the proposed modifications to Amendment No. 3 made in Amendment No. 4, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-1554.

Sincerely,

/s/ David P. Slotkin
David P. Slotkin

cc:	John W. McRoberts
William C. Harlan
Jeffery C. Walraven
MedEquities Realty Trust, Inc.
Jay L. Bernstein
Jacob A. Farquharson
Clifford Chance US LLP
Andrew P. Campbell
Morrison & Foerster LLP

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